03012422

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 26 2003 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 5/20/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBH Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Westbrook Corporate Center / Suite 1020
(No. and Street)

Westchester | IL | 60154
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Hartman 708-947-4264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon + Co.
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane / Suite 110 Hinsdale, IL 60521
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick W. Hartman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBH Advisors, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N A

OFFICIAL SEAL
HEATHER J. GIORDANO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-4-2006

[signature]
Notary Public

[signature]
Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2 SALT CREEK LANE
SUITE 110
HINSDALE, ILLINOIS 60521-2979

TELEPHONE: (630) 325-7500
FACSIMILE: (630) 325-7513
EMAIL: CPA@PETERSHANNONCO.COM

PETER SHANNON & CO.

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

January 9, 2003

HBH Advisors, L.L.C.
Attention: Mr. Pat Hartman
3 Westbrook Corporate Center, Suite 1020
Westchester, IL 60154

Dear Mr. Hartman:

Our firm has completed the audit of HBH Advisors, L.L.C. for 2002. In addition, we have reviewed the following items.

1. **Internal Control**

   As part of our audit, we gained an understanding of the company's internal control structure and evaluated the system's ability to detect and correct material errors. No material inadequacies were found.

2. **15c3-3 Exemption**

   During the year for which the audit report was issued, the company did not place any securities or hold any securities for the benefit of customers. Therefore, you may claim exemption from SEC Rule 15c3-3 under the rule allowing a special account for the exclusive benefit of customers to be maintained.

3. **Net Capital**

   Your net capital as of December 31, 2002 was $82,249.

If you have any questions, call me at the number above.

Very truly yours,

PETER SHANNON & CO.

Steven S. Grant

Steven S. Grant

HBH ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
HINSDALE, ILLINOIS 60521

January 9, 2003

HBH Advisors, L.L.C.
3 Westbrook Corporate Center, Suite 1020
Westchester, Illinois 60154

Independent Auditors' Report

Gentlemen:

We have audited the accompanying balance sheet of HBH Advisors, L.L.C. as of December 31, 2002 and the related statements of income and expense, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBH Advisors, L.L.C. as of December 31, 2002 and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Peter Shannon & Co.
Certified Public Accountants

I N D E X

EXHIBIT I

HBH ADVISORS, L.L.C.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS		
Current Assets		
Cash (Note 2)	$	99,527
Accounts Receivable (Note 3)		148
Prepaid Expenses		350
TOTAL ASSETS	$	100,025
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts Payable	$	611
Deferred Revenue (Note 4)		16,667
	$	17,278
Member's Equity	$	82,747
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	100,025

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT II

HBH ADVISORS, L.L.C.
STATEMENT OF INCOME AND EXPENSE
YEAR ENDED DECEMBER 31, 2002

Income		
Fees	$	8,333
Interest Income		156
	$	8,489
Operating Expenses		
Compensation (Note 6)	$	15,000
Rent (Note 6)		1,000
Office (Note 6)		1,236
Broker Dealer Licenses and Fees		300
Professional Fees		49,478
Travel		828
	$	67,842
Net (Loss) for Year	$	(59,353)

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT III

HBH ADVISORS, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

Member's Equity - Beginning of Year	$ - 0 -
Capital Contributions	142,100
Net (Loss) for Year	(59,353)
Member's Equity - End of Year	$ 82,747

The accompanying notes to the financial statements are an integral part of this statement.

HBH ADVISORS, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Operating Activities		
Net (Loss)	$	(59,353)
Adjustments to Reconcile Net (Loss) to Net Cash (Used) by Operating Activities		
Changes in Operating Assets and Liabilities		
Increase in Accounts Receivable		(148)
Increase in Prepaid Expenses		(350)
Increase in Accounts Payable		611
Increase in Deferred Revenue		16,667
Net Cash (Used) by Operating Activities	$	(42,573)
Financing Activities		
Member's Contributions	$	142,100
Net Cash Provided by Financing Activities	$	142,100
Increase in Cash	$	99,527
Cash - Beginning of Year		- 0 -
Cash - End of Year	$	99,527

The accompanying notes to the financial statements are an integral part of this statement.

HBH ADVISORS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 COMPANY'S ACTIVITIES

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Westchester, Illinois. The Company was formed in May 2002 and received its license to operate as a registered broker dealer in November 2002.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Cost Recognition

The Company recognizes revenue and expenses on the accrual basis of accounting. As such, revenue is recognized when services are performed and transactions are completed; expenses are recognized as incurred. Revenue for services that are paid in advance is amortized over the term of the engagement.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Fair Values

The carrying amounts for cash and accounts receivable approximate fair value due to the short period of time to maturity.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a single member limited liability company. All income is passed through to the Company's sole owner, and no income taxes are paid by the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

HBH ADVISORS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 3 ACCOUNTS RECEIVABLE

The Company follows the practice of writing off uncollectible accounts at such time as, in its opinion, further attempts to collect are unwarranted. Accounts receivable includes amounts due for work performed as well as for reimbursable client expenses.

NOTE 4 DEFERRED REVENUE

The Company has been engaged to perform services that have yet to be performed. To the extent the Company has received payment in excess of its earned revenue, that excess is shown as a deferred revenue.

NOTE 5 COMPUTATION OF NET CAPITAL

The Company is required to maintain a minimum net capital, in accordance with SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2002, the Company had net capital of $82,249, which was $77,249 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $17,278 as of December 31, 2002.

Member's Equity	$ 87,747
Less:	
Accounts Receivable	148
Prepaid Expenses	350
Net Capital	$ 82,249

NOTE 6 COST SHARING ARRANGEMENT

The Company has entered into an agreement with The Fred Jones Companies, Inc. (TFJC), the Company's sole owner, to share various costs. Under the agreement, HBH Advisors, L.L.C. will be charged $7,500 per month for shared employees, $500 for rent, and $500 for miscellaneous office expenses.

NOTE 7 RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2002, unaudited Focus report and this report, which effect net capital.